Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

April 29, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:
Post-Effective Amendment No. 50 to the Registration Statement on Form N-1A of Cash Management Fund, Cash Reserves Fund Institutional, DWS Money Market Series, NY Tax Free Money Fund and Tax Free Money Fund Investment (collectively, the “Funds”), each a series of DWS Money Market Trust (the “Trust”); (Reg. Nos. 002-78122 and 811-03495)

Ladies and Gentlemen:

On behalf of the Funds, we are filing today through the EDGAR system Post-Effective Amendment No. 50 under the Securities Act of 1933, as amended (the “Securities Act”), to the Trust’s Registration Statement on Form N-1A (“Amendment No. 50”).  Amendment No. 50 is being filed pursuant to Rule 485(b) under the Securities Act and Rule 8b-16 under the Investment Company Act of 1940, as amended.  The Prospectuses and Statements of Additional Information for Cash Management Fund, Cash Reserves Fund Institutional, NY Tax Free Money Fund and Tax Free Money Fund Investment have been electronically coded to show changes from each Funds’ Prospectus and Statement of Additional Information filed with the Securities and Exchange Commission (the “Commission”) on February 11, 2011, in Post-Effective Amendment No. 49 under the Securities Act (“Amendment No. 49”).  The Prospectus and Statement of Additional Information for DWS Money Market Series has been electronically coded to show changes from the Fund’s Prospectus and Statement of Additional Information filed with the Commission on April 26, 2010, in Post-Effective Amendment No. 48 under the Securities Act (“Amendment No. 48”)

As discussed with the staff (the “Staff”) of the Commission, Amendment No. 50 (i) responds to Staff comments received with respect to Amendment No. 49; (ii) brings the Funds’ financial statements and other information up to date under Section 10(a)(3) of the Securities Act; and (iii) makes such other non-material changes as may be appropriate.  A separate letter from Caroline Pearson, the Funds’ Chief Legal Officer, that responds to Staff comments received with respect to the Funds arising from the Staff’s review of Amendment No. 49 was filed on April 28, 2011 through the EDGAR system.

Pursuant to Rule 485(b), the Trust has designated on the facing sheet to the Registration Statement that Amendment No. 50 become effective on April 29, 2011.  No fees are required in connection with this filing.

Having reviewed Amendment No. 50, the undersigned represents pursuant to Rule 485(b)(4) under the Securities Act that it does not contain disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

Any comments or questions on this filing should be directed to the undersigned at (617) 295-3986.

Very truly yours,

/s/Scott D. Hogan

Scott D. Hogan
Vice President
Deutsche Investment Management Americas Inc.

cc:           John Marten, Esq., Vedder Price